UNITED STATES                            OMB APPROVAL

             SECURITIES AND EXCHANGE COMMISSION                   OMB Number:

                 Washington, D.C. 20549                            3235-0058

                       FORM 12b-25                                 Expires:

                NOTIFICATION OF LATE FILING                      May 31, 1997

(Check One):   [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K      Estimated

               [ X ] Form 10-Q [  ] Form N-SAR                  average burden

                                                                   hours per

                                                                response 2.50

For Period Ended:       December 31, 2002

                  [_] Transition Report on Form 10-K             SEC File No.
                  [_] Transition Report on Form 20-F
                  [_] Transition Report on Form 11-K
                  [_] Transition Report on Form 10-Q              CUSIP NO.
                  [_] Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

  [Read Instruction (on back page) Before Preparing Form. Please Print or Type]
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

Full Name of Registrant

DynTek, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

18881 Von Karman Ave, Suite 250

City, State and Zip Code

Irvine, CA   92612

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]      (b)    The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, [X ] Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)    The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended December 31, 2002. As a result, additional time is needed to file the report.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James Linesch                      949                 798-7202
           (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  DynTek, Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 14, 2003                          By   /s/ James Linesch
                                                     James Linesch,
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION--------------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                  DynTek, Inc.
                            Attachment to Form 12b-25


Part IV

            (3) The Registrant expects to report significant changes in its results of operations from the corresponding periods of the prior year. On December 27, 2001, the Company completed a merger with DynCorp Management Resources, Inc. (DMR). The merger increased the company's revenues and operating costs during the three and six months ended December 31, 2002, since the DMR operations were not a part of the prior year results. Primarily for the reasons cited above, the Registrant expects to report significant changes in their operations compared to the corresponding periods of the prior fiscal year. For the three months ended December 31, 2002, the Registrant expects to report a net loss of $1.2 million, as compared to $4.1 million in the same prior year period; and for the six months indeed December 31, 2002, the Registrant expects to report a loss of $2.4 million, as compared to $5.7 million in the same prior year period.